Contact

www.linkedin.com/in/bruce-
cassidy-667b341b (LinkedIn)

Top Skills

Resorts

Hotels

Golf Instruction

Bruce Cassidy

Board Member at Loop Media, Inc.
Sarasota, Florida, United States

Experience

Loop Media, Inc.
Board Member
February 2020 - Present (3 years 8 months)

ZenSports
Chairman Of The Board
August 2022 - Present (1 year 2 months)
Las Vegas, Nevada, United States

Arboreta Healthcare
Chairman Of The Board
August 2020 - Present (3 years 2 months)
Sarasota, Florida, United States

The Concession Golf Club
Owner

Sarasota Green Group
Chairman
November 2017 - Present (5 years 11 months)
Sarasota, Florida

CelebYou LLC and CelebYou Productions
Executive Chairman
June 2017 - Present (6 years 4 months)
Sarasota, Florida

Selinsky Force LLC
Board Director
January 2010 - Present (13 years 9 months)

wanu water
Board Member
August 2018 - May 2019 (10 months)
Los Angeles, California

Excel Mining Systems
President CEO
September 1991 - December 2009 (18 years 4 months)
Bowers ton,Ohio

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